Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

This filing contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial results are subject to significant volatility.  Historically year-to-year results have varied dramatically and have not be subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

This filing is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019

Attention: Investor Relations.

FINAL TRANSCRIPT

Conference Call Transcript

KPE.AS - KKR Investor Call

Event Date/Time: Jul. 28. 2008 / 8:00AM ET

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CORPORATE PARTICIPANTS

Kate Becher

KKR Private Equity Investors - IR Manager

George Roberts

KKR Private Equity Investors - Co-Chairman

Henry Kravis

KKR Private Equity Investors - Co-Chairman

Scott Nuttall

Kohlberg Kravis Roberts & Co. L.P. - Member

Kendra Decious

KKR Private Equity Investors - CFO

Paul Raether

Kohlberg Kravis Roberts & Co. L.P. - Member

William Janetschek

Kohlberg Kravis Roberts & Co. L.P. - CFO

CONFERENCE CALL PARTICIPANTS

Michael Kim

Sandler O’Neill & Partners - Analyst

Jim Ballan

J.P. Morgan - Analyst

Jamie Seaton

SVG Capital - Analyst

Sanjay Sakhrani

Keefe, Bruyette & Woods - Analyst

Robert Lee

Keefe, Bruyette & Woods - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen, thank you for standing by. Welcome to today’s KKR Private Equity Investors Conference Call. At this time, all participants are in a listen only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for those questions. As a reminder, today’s conference is being recorded. Now, I’d like to turn the call over to Miss Kate Becher, Investor Relations Manager for KKR. Please go ahead, ma’am.

Kate Becher  - KKR Private Equity Investors - IR Manager

Thank you, operator, and welcome, everyone, to the conference call to discuss the announcement of an agreement providing for the acquisition of KPE’s assets by KKR. I am Kate Becher, the Investor Relations Manager for KPE.

Before we begin, please note that our presenters on today’s conference call will be referencing a presentation that is available on our websites, www.kkrprivateequityinvestors.com and www.kkr.com. On these websites, you will click on an icon that says Transaction Announcement. On the next page, please click on the icon for Webcast.

We would also like to remind everyone that the prepared remarks contain forward-looking statements regarding future events and the future performance of both KPE and KKR, and representatives from each company may make additional forward-looking statements in response to your questions.

These statements do not guarantee future events or performance therefore undue reliance should not be placed upon them. We refer you to the KPE website for important information, including a press release and presentation detailing the proposed transaction as well as the press release reporting KPE’s financial results for the quarter ended June 30, 2008.

The press release and presentation detailing the proposed transaction are also available on KKR’s website. In addition, the presentation and related press release are being filed with the United States Securities and Exchange Commission and with The Netherlands AFM. Additional information will be filed with the SEC in due course, and you should refer to these documents when filed for additional information about KKR and the transaction. Neither KPE nor KKR assume any obligation to revise any forward-looking remarks that may be made in today’s release or call.

Today’s call is scheduled to conclude within an hour and a half. On today’s call, Henry Kravis and George Roberts, Co-Founders, Co-CEOs and Co-Chairman of KKR, will provide an overview of KPE and KKR, review the principal components of the transaction and discuss its investment thesis. KKR member, Scott Nuttall, will walk you through the transaction steps and sequencing and touch on how the transaction will change the structure of KKR.

Following that, KPE’s CFO, Kendra Decious, will review KPE’s second quarter 2008 financial performance for the three and six-month periods ended June 30, 2008. After Kendra’s remarks, we will answer your questions. With that, I would like to turn the call over to George Roberts.

George Roberts  - KKR Private Equity Investors - Co-Chairman

All right, thank you, Kate. Good morning and good afternoon to everyone, and welcome to today’s call. My name is George Roberts, and I’m Co-Founder of KKR and Co-Chairman of the Board of Directors of KPE’s General Partner. I’m joined today by my partners Henry Kravis, Scott Nuttall, and KKR’s CFO, Bill Janetschek, and KPE’s CFO, Kendra Decious.

As Kate mentioned, Henry, Scott and I will be referencing a presentation that is posted upon our website. However, before we turn to the documents, Henry and I would like to make some opening remarks. Today, we announced that KPE and KKR have entered to agreement to combine our assets in an all-stock transaction. KKR will acquire all of KPE’s assets, and KPE unitholders will become owners of a significant stake in KKR.

In connection with this transaction, KKR will become publicly traded and listed on the New York Stock Exchange. This transaction does not involve the payment of any cash consideration or involve any offering of any newly issued securities directly to the public for cash. KKR principals are not selling any equity in the transaction, nor will we otherwise receive any proceeds from this transaction.

As part of the agreement, holders of KPE common units and restricted depositary units will receive equity interest in KKR, after which KPE will be dissolved and delisted from the Euronext exchange. Upon the completion of the transaction, these interests would constitute 21% of the equity in the combined business while KKR executives will own the remaining 79%.

KPE holders will also receive contingent value interests or what we will refer to as CVIs, which represent the right of KPE unitholders to receive up to an additional 6% of the equity in the combined company three years following closing, if an expected value based on KPE’s June 30, 2008 net asset value is not achieved.

Essentially, the CVIs show we are confident enough in the future value of our company that we’re giving up 21% of what we currently own in order to acquire KPE. And if we are wrong, KKR executives will reach into their own pockets and give KPE holders up to an additional 6% more ownership in the combined company. The CVIs will be funded by a transfer from KKR executives, and this will not result in dilution.

To put all this in perspective, let me provide you with the background for this transaction. We launched KPE in 2006. Our goal was to develop a permanent capital vehicle that would allow us to grow our asset management business, commit more capital to large transactions that we sourced and give public investors unique access to the private equity asset class.

We’ve made a significant personal commitment to the vehicle with KKR professionals investing over $75 million of stock. For all of those shareholders who have backed us for this endeavor, we really appreciate your support.

We started KPE — when we started KPE, we told investors that we could invest capital over a 12 to 18-month period. We accomplished that and today have a diverse portfolio of high quality, world-class assets that we will discuss more in detail shortly.

Since the inception of KPE, we have taken strides to support the stock and address the market’s concern with the vehicle’s liquidity and trading issues. We have created an active IR function. We have spent a significant amount of time with research analysts to create coverage at KPE, and we have made senior members of KKR and all of our investment professionals available for investors.

Despite our efforts, KPE continues to trade at a significant discount to net asset value. We understand from the market there are three issues with the KPE structure; one, the relative lack of liquidity; two, the lack of meaningful distributions, given the nature of the asset; and three, the inability for the vehicle to grow given the stock price decline. We believe this transaction addresses these structural issues, and we will go into more detail on that in a moment.

In July of 2007, KKR filed a registration statement to begin the process of taking the KKR general partner public in order to grow our business and to enhance our ability to attract and retain people and make acquisitions. Our decision to go public has always been based on the belief that such a change will benefit the firm and its stakeholders by enabling us to grow and strengthen our business as well as those we invest in over the long-term.

This transaction offers what we believe is a superior opportunity for KPE unitholders and will result in the KKR executives and KPE unitholders having fully-aligned interests, as we will own the same units and share the same income stream. This transaction also helps KKR go public, which we believe is the right step for our business. Now I’d like to turn the call over to my partner, Henry Kravis.

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Good morning and good afternoon. Our success over the past 32 years has been based on our long-term partnerships with and commitments to our investors. Our business is predicated upon alignment of interests and rewarding those who partner with us and show loyalty to us.

George and I and all the executives at KKR are personally disappointed with KPE’s stock price. We view it as our responsibility to do everything we can for the KPE investors who supported us in the original initial offering and have remained committed to us. We believe the combined entity will unlock value for KPE unitholders.

Over the past several weeks, we’ve worked with the independent directors of KPE to reach a fair agreement for KPE unitholders and KKR. The independent directors are recommending this transaction and their financial advisors, Citi and Lazard, believe the transaction is fair to KPE’s unitholders from a financial point of view.

We are not required by law, regulation or the KPE structure, although we have agreed to condition the closing upon the approval of at least 50.1% of outstanding KPE units other than those whose vote is controlled by KKR or its executives.

The purpose of this step is to make sure that a majority of KPE unitholders agree with our assessment of the merits of the proposed transaction. Before I turn the call over to my partner, Scott Nuttall, I would like to highlight several aspects of this transaction that differ from other situations where asset managers have gone public.

First, as George mentioned, we are not cashing out or selling any equity as part of this transaction. This is different from every other alternative asset manager IPO. In all the other deals, the principals took cash off the table. We are long-term investors, and this transaction is a long-term investment in our firm and our future. Our executives’ stock will be subject to vesting over a six to eight-year period. We believe these vesting requirements are longer than what most other companies use in their stock plans.

Second, this transaction makes all of our interests even more aligned. It will make KKR the largest investor in our own investment products by a wide margin. KKR and its executives will have $6.8 billion invested in or committed to our own products. This alignment of interests is a critical reason we’ve been able to deliver historic returns.

Third, we are pushing stock ownership deep into our organization in a very meaningful way. Everyone, and let me repeat, everyone at KKR will own a piece of KKR. We have a vibrant organization, in part because everyone participates in everything and always has. Our approach to allocating stock has been consistent with past practices of spreading economics throughout the entire firm. Again, this is different from other alternative asset manager IPOs.

Fourth, within the 79% KKR executives will own after the transaction, we have chosen not to allocate 20% of that amount. This has been set aside to grant to executives coming up through the ranks and to attract talent from outside the firm so that we can continue to grow KKR.

Our culture has always been one of inclusion. This equity reserve allows us to continue to grow the firm in the same spirit to make sure we have a vibrant organization for the next several decades. Again, this is unique. No other firm has approached their structure with a provision for the future like this. I will pause here and turn the call over to my partner, Scott Nuttall, who will walk you through the first several slides in the presentation posted on our website.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Thank you, Henry. Good morning and good afternoon, everyone. Please turn your attention to Slide Number Two in the presentation posted on our website, and I will quickly reiterate the key terms of the proposed transactions. As a reminder, this presentation is located at www.kkrprivateequityinvestors.com and www.kkr.com and is titled Transaction Announcement Presentation.

The proposed transaction is fairly straightforward. It is an acquisition by KKR of all the assets and liabilities of KPE in which KPE unitholders receive units of KKR as consideration. At closing, KPE unitholders will own 21% of the outstanding units of the combined entity before giving affect to the CVIs that both Henry and George discussed.

These CVIs can result in up to an additional $4.94 per unit of value, or 6% of the combined company, being transferred to KPE unitholders from KKR executives. Once again, this value transfer will be passed directly from KKR executives to KPE unitholders and would not result in any dilution on the public company. The transaction is expected to generally be tax free for KPE unitholders in the United States.

Importantly, as both Henry and George mentioned, KKR executives will not be selling any equity in connection with this transaction, nor will we be receiving any proceeds as part of this deal. Our executives will be subject to significant vesting restrictions over six to eight years.

The combined entity will be a Delaware limited partnership, listed on the New York Stock Exchange under the symbol KKR. Although not required, it will have a board with a majority of independent directors. We expect the board to have four to five independent directors plus Henry Kravis and George Roberts.

The Company expects to pay out a regular distribution based on a policy of distributing substantially all of the cash earnings, fees and carry net of expense of our asset management business. We intend to use the cash profits we generate from KPE assets to reinvest in the business.

As with any purchase agreement, this transaction has several distinct phases. We anticipate filing an amended registration statement with the Securities and Exchange Commission in mid-August. The SEC will review the amended registration statement, and KKR will respond to SEC comments and file additional information as necessary and as requested.

Concurrently, we will continue with the documentation required to list on the New York Stock Exchange and prepare for the dissolution of KPE and the delisting of its common units. These collective processes are expected to unfold into the fourth quarter.

Once the registration statement has been cleared by the SEC and declared effective, KPE will undertake a consent solicitation with its unitholders where they will be asked for their approval of the transaction. Again, we are not required to seek unitholder approval, but we thought that securing support for this transaction was the appropriate thing to do.

Each unitholder will receive consent solicitation documentation, including a prospectus containing information about KKR. The consent solicitation period should last approximately 30 days. Results of the consent solicitation will be publicly announced at the end of the consent solicitation period. If a majority of unitholders, excluding KKR and its affiliates, approve the transaction, the transaction will close as soon as reasonably practicable.

Currently, the target date for closing is late November 2008. Upon closing, KPE units will cease trading on Euronext Amsterdam, and KKR common units will commence trading on the New York Stock Exchange under the KKR ticker.

Now turning to Page Three of the presentation, we believe this transaction more fully aligns the interests of KKR and KPE unitholders and enables both groups to benefit from the power of the combined entity. KKR is at an inflection point in its growth trajectory. We are a leading global alternative asset management platform. We have a 32-year track record of generating gross annual returns of 26% in private equity and have successfully used our brand and expertise to expand into new businesses.

We have substantial operations in both fixed income and capital markets. We intend to continue focusing on our core competencies while expanding into other businesses over time, and we are well positioned to continue to meaningfully grow our businesses.

Today, KPE pays KKR a management fee and a carry. In a combination, this dynamic will no longer exist. The combination of KKR with KPE provides KPE unitholders an opportunity to participate in all the economics of KKR’s business, both existing and new. KKR principals and KPE unitholders will share in all of the same income streams going forward.

This alignment will allow KPE unitholders to benefit from KKR’s continued market leadership and innovation in its existing businesses, give KPE unitholders access to a more diverse set of revenue sources enable KPE unitholders to participate in KKR’s growth opportunities and, finally, provide KPE unitholders with regular distributions and increased liquidity.

Now turning to Page Four of the presentation, we believe this transaction will unlock significant value for KPE unitholders. This slide walks through an analysis that suggests our offer implies a significant premium to KPE’s current stock price.

While past performance is no guarantee of future performance, and Kate has directed you where you can find a discussion of factors which may affect performance, let me describe for you for illustrative purposes how we think about economic net income for KKR and what this means for the combined company’s stock price.

Assuming returns just on current invested capital of 17.5%, which is well below our 32-year average gross annual return through all economic cycles of 26%, the normalized economic net income of KKR would be approximately $1.2 billion. This figure incorporates our view of normalized fee revenues, a significant majority of which are derived from predictable and stable streams.

The run rate economic net income figure does not incorporate any benefit for capital that is committed to us but not yet invested, roughly $16 billion, nor does it give us any benefit for the growth benefits that lay before us. Applying a multiple of ten to 12 times this run-rate earnings figure, which we believe is a reasonable range given the trading of comparable companies, implies that KPE unitholders are receiving an implied long-term premium of 52% to 83%. This analysis does not contemplate the additional valuation protection afforded by the CVI.

Based on the assumptions noted a minute ago, the combined entity’s pro forma, long-term economic net income would be between $1.6 billion and $2 billion. Pro forma run-rate economic net income figures imply trading multiples of 8.5 to 10.2 times the combined entity’s earnings power. We believe these are attractive multiples, given the trading of market comparables.

Importantly, KPE shareholders will still own the upside on the current portfolio by being 21% owners of the assets and the carry on those same investments in the KKR funds, but will get the diversity and growth of participating in all other current and future funds and activities of our asset management business.

In other words, if you believe as we do in the long-term value of the current KPE portfolio, you also should believe as we do in the long-run earnings power of KKR as the majority of KKR’s near and intermediate-term earnings power will be driven by the carry earned from the investments within the KPE portfolio.

We also see substantial opportunities to grow our business. These initiatives include further growing our fixed income business and launching new asset management efforts in infrastructure, mezzanine, real estate and, over time, public equity. The combined company will provide KPE unit holders access to this new source of growth.

Now, please turn to Page Five in the presentation. Both Henry and George mentioned the CVIs that KKR is issuing as part of this transaction. KKR executives are confident enough in the future value of the combined company that we are giving up 21% of what we currently own today in order to acquire KPE.

In addition, subject to customary adjustments, to the extent the volume-weighted average stock price for the 90 days before the third anniversary of closing is below $22.25 per share, which is KPE’s June 30th NAV per share, we have agreed to transfer up to $4.94 per share in incremental value to the current KPE unitholders.

The transferred value will scale, depending on the stock price at the measurement period, as illustrated in the chart in the upper, left-hand corner of the page. This contingent value interest can be satisfied with either cash or stock at our election and is capped at 6% incremental ownership, based on outstanding units at closing in the combined company.

So the range of outcomes is that KKR ends up owning 73% to 79% of the combined company, and the current KPE shareholders could end up owning 21% to 27% of the combined company. To reiterate, the issuance of these CVIs will not result in any dilution for the public entity as it will be a direct value transfer from KKR executives to KPE unitholders.

While the KPE units will remain freely tradable, the CVIs will not be transferable. The CVIs will, however, be separable from the underlying units. The CVIs will be issued to unitholders as of the record date for the transaction as these CVIs are meant to reward KPE unitholders who believe in the long-term story, and restricting transferability is meant to prevent volatility in our stock price as we approach the CVI maturity.

As you can see from the bottom of Page Five, the structure of the CVI provides meaningful valuation protection to KPE shareholders. As illustrated, at values over $16 per unit, the CVI basically locks in a 25% to 30% IRR for investors over the next three years. I will now turn the call back to Henry, who will spend a few minutes on the history of KKR and our business today.

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Scott, thank you very much. I’ll spend a few minutes on the background of KKR and then, we’ll discuss how the business looks today and pro forma for the combination. Please turn to Page Six of the presentation. As you can see, founded in 1976, KKR is one of the oldest and most successful alternative investment firms. We have approximately $61 billion in assets under management as of June 30, 2008, 98% of which is locked up for more than ten years as measured at the time of a fund’s inception.

What started out primarily as a U.S. private equity business has grown and evolved significantly over the past few years. Today, with over 500 people and offices in nine major financial centers located on four continents, we’ve created an integrated global platform for sourcing and making investments in multiple asset classes. We operate in three business segments today — Private Equity, Fixed Income and Capital Markets.

KKR Private Equity is our traditional private equity business. We’ve been a market leader and innovator in this industry for 32 years at KKR and for several years before we founded the firm. This segment earns management fees and incentive fees by investing capital on behalf of third parties.

Today, our private equity business is second to none. Our current portfolio consists of 46 world-class franchises that have combined revenues of approximately $205 billion. We are investing out of three active private equity funds — a $17.6 billion fund in North America, a $7 billion fund in Europe and a $4 billion fund in Asia.

We attribute our success to many things, but two important factors are worth noting, our disciplined and patient approach to building businesses over the long-term and the fact that our interests are aligned with both our investors and the companies in which we invest. This transaction will enhance both factors at KKR. George discussed alignment of interests earlier, and we’ll return to this point again. I’d like to spend a moment on our focus on our long-term strategy for building and growing companies.

Our approach starts with industry expertise. Our global teams are organized into industry teams with some of the best, most experienced thinkers in many sectors around the world. Each team spends years studying industry trends to identify companies that we believe could perform better, companies we think we can grow and improve.

Before we invest in a company, we identify the right strategy to accomplish this growth. This becomes our investment thesis, and I would add growth is a very important component to our thinking. We partner with world-class management teams to execute on our investment thesis, and our progress is tracked rigorously through regular reporting and detailed metrics.

We have built a network of world-class, experienced managers who can assist the companies we buy in making operational improvements to accomplish the growth thesis. In 2000, we established KKR Capstone, a group of operating consultants who work with the companies we buy.

From the first day of our investments, we help the companies we invest in execute both the growth strategies we’ve identified and overall best operating practices. Using a 100-day planning model, this is a real advantage when it comes to optimizing company performance.

KKR is particularly effective in growing businesses with real potential and revitalizing companies facing change or transition because our focus is on long-term value creation, not short-term gain. In today’s economy, this approach is particularly important.

Through prudent capital investment, increased research and development and expansion into new geographies, we work with management to build companies with a focus on the long term. In most cases, for the companies in which we invest, this approach has resulted in stronger, revived organizations, which in turn have a positive impact on those companies, their employees and the communities in which they operate.

Our investment approach has also led to significant returns for our investment partners, including pension funds, endowments and foundations. For example, the public pension funds that have invested in recent KKR funds have nearly nine million members. In generating high returns for public pension funds and university endowments, we take great pride in the fact that we are helping secure the retirements of millions of hard-working teachers, fire fighters, police officers, state employees and many others.

Since our inception, we have more than doubled the value of our investments, turning $43 billion of invested capital into $87.2 billion in value. Excluding the less mature investments in our portfolio, we have turned $23 billion of invested capital into $69 billion of value.

Our average gross annual returns are 26% throughout our 32-year history, and we’ve accomplished this while consistently outperforming the public markets in all economic environments. We have been very consistent performers. In 32 years, we have never had a negative-returning fund. We have generated positive returns across all the industries in which we invest, and we have generated positive returns on investments made in 31 of the last 32 years.

Second, we have our Fixed Income business. This business was formed in 2004 and consists of managing the assets of KKR Financial Holdings, traded on the New York Stock Exchange under the ticker KFN, and the KKR Strategic Capital Funds and a group of CLOs and managed accounts. It leverages KKR deal flow and industry expertise by investing across the capital structure.

As with KKR Private Equity, KKR Fixed Income earns management fees and incentive fees by investing capital on behalf of third parties. The Fixed Income business should be a growth engine for us going forward. We believe there is a significant opportunity to leverage our intellectual capital and long-standing relationships with our private equity investor base and other investors to drive this business over the next several quarters.

Third, we have our Capital Markets business. We are developing a global capital markets business that distributes KKR products and generates fee revenues. The business model is financially attractive and synergistic to our other businesses. The business provides compelling economics and is highly scalable. KKR Capital Markets builds on KKR’s relationships and sourcing advantages.

Through our capital markets and distribution function, we are able to capitalize on the current instability in financing markets by sourcing capital from non-traditional sources. This business is fully dedicated, providing focused advice and services to KKR and KKR portfolio companies.

The combined entity will benefit from KKR’s entrance into new businesses, as evidenced by our growth in the Fixed Income business, which was started in 2004 with $800 million in capital and two people, and as of June 30th had $13 billion in assets under management and a team of approximately 70 people, we are confident in our ability to leverage our brand and expertise into new areas.

All of the new businesses we may go into, including infrastructure, mezzanine and real estate, will be based on our core competencies of evaluating businesses, owning them and making them better. As we did with Fixed Income, with each new business, we will pair existing KKR partners with new talent to ensure that our culture, our values and our discipline spread throughout the organization.

Fourth, we will have our existing pool of assets, which we expect will become more diversified over time as the generated cash flow and investment returns are reinvested. Now, I’d like to turn the call back to George, who will conclude the discussion of this transaction with a brief overview of our portfolio and some closing remarks.

George Roberts  - KKR Private Equity Investors - Co-Chairman

Thank you, Henry. On Page Eight, we provide you with a snapshot of our top ten holdings in our private equity funds by remaining fair market values. We are proud of this portfolio. We believe the strength of this portfolio is a key differentiating factor for KKR.

On Page Nine, we will walk you through the key aspects that contribute to the strength of our portfolios. Many of our companies have a defensive outlook. To give a few examples, Alliance Boots is a leading player in the UK pharmaceutical market, an industry that has historically held up well during periods of economic weakness.

Dollar General is a chain of 8,200 stores that offer convenience and a value to customers. EFH is the largest producer of energy in Texas. First Data, a leader in processing electronic transactions, makes money when customers swipe credit or debit cards. There are other examples as well, including Biomet and HCA.

Our companies have attracted world-class management teams. We have attractive capital structures at our companies, in many cases with 5% to 6% after-tax cost of funding and no near-term maturities at most of our companies. In every case across all 46 companies, we have detailed operational plans to create value. Lastly, in almost every investment, we assumed that we would exit our investment at a lower multiple than the acquisition multiple that we paid.

Turning to Page Ten, we will summarize why we believe that this transaction and the combined business resulting from it offers multiple benefits for KPE unitholders and KKR. First, we believe KPE unitholders should benefit from improved valuation based on the analysis Scott walked you through earlier. We believe the transaction implies a significant premium to KPE’s unitholders. The independent directors of the Board of Directors and their advisors agree as well.

Second, the transaction will create a path to unlock value and enhance liquidity for KPE unitholders. Through our listing on the New York Stock Exchange, KPE holders will have access to a broader investor base in a significantly more liquid market. Third, unitholders will benefit from a far more diverse income stream than they do today.

Fourthly, KPE unitholders will gain access to and ownership of a global alternative management firm with significant potential growth. We see substantial opportunities to leverage KKR’s brand and reputation across a new asset class, including fixed income and infrastructure, and the combined company will provide KPE unitholders access to this new source of growth.

Fifthly, the transaction fully aligns the economic and strategic interests of KKR executives and KPE unitholders, as both groups will share the same income stream and growth opportunities of the combined partnership. Sixth, under the new structure, shareholders of the new entity will receive regular distributions of substantially all of the cash earnings generated by KKR’s global alternative asset management business.

And finally, KPE unitholders will benefit from the added certainty and the valuation protection of the CVIs, which demonstrates a solid commitment to this transaction to KPE unitholders and our confidence in the long-term future of the combined business.

This transaction also benefits KKR. It allows us to increase the ownership in our private equity portfolio and enables KKR to commit more capital to its future investments. As Henry mentioned earlier, one of the most important reasons we’ve been successful is we invest alongside our limited partners.

KKR and its executives have put up $1.5 billion in or alongside our funds. This transaction will put even more of our dollars in the performance of our investments and will make KKR one of the largest investments in our own fund with $6.8 billion committed to our deals and our funds. Our success will be even more tied to the growth improvement of those investments. Our interests will even be more aligned with our investors.

This transaction enables us to augment our core business by facilitating expansion into new lines of businesses, including launching efforts in infrastructure, mezzanine and real estate, new endeavors that we think ultimately will create value for all our investors.

Finally, the men and women who work at KKR are some of the most creative, hard working and decent anywhere. This transaction gives us the currency to retain these talented professionals and hire more people just like them. We will also have a currency to potentially make future acquisitions to help complement and grow our business.

Now, I’d like to discuss why we feel this is the right course of action and why now is the right time to pursue this course. First, we noted earlier, we’ve been disappointed with KPE’s stock price and think this will unlock value for KPE’s unitholders.

Second, we have tremendous confidence in our portfolio of companies. We believe that owning a bigger portion of these companies at this time within the KKR GP provides significant growth opportunities for both KKR and KPE unitholders in the coming years.

Today, many institutional investors are turning to alternative investments to balance their portfolio. A leading alternative manager like KKR is poised to benefit from these strengths. This transaction allows us to reinforce our core and expand our capabilities so that we can meet their needs.

As noted earlier, we committed to expand our unique business model in areas like infrastructure and real estate. This transaction provides us with additional capital to invest in these areas and a new currency to recruit world-class talent to build these businesses. And once again, we know that challenging economic times are often the right time to acquire this expertise and this talent.

We have a long history of taking companies public when the timing is right. This has never changed our underlying strategy for how these companies operate or their incentive to continue to exist, which we help to create. The fact that we are taking this step now at a time when market are conditions are weak and giving KPE shareholders 21% of our company when the values of all companies are down also shows our commitment to the long-term future of building KKR.

We are proud of what we have accomplished thus far, we are confident in what we are offering KPE unitholders and our current investors, and we are excited to take the next step. Through this transaction and integration of KPE we are taking the right steps to build for our future.

Together with our assets combined and our interest even more aligned, we are taking the next step in KKR’s evolution as a premier global alternative asset manager. Now I’d like to turn the call over to Kendra Decious to discuss KPE’s second quarter results before opening the call to questions.

Kendra Decious  - KKR Private Equity Investors - CFO

Thank you, George. I’d like to take a few minutes to review KPE’s performance for the quarter ended June 30, 2008, then we will open the line for questions. As of June 30th, KPE’s net asset value was $4.558 billion. Our NAV per unit was $22.25 compared to the $23.02 NAV per unit on March 31 of 2008. This was a 3.4% decline for the quarter, which was comparable to the 3.2% decline in the S&P 500 Index.

During the quarter ended June 30 KPE realized a net loss on sales of investments of $42 million. This primarily resulted from $23 million of losses related to the secondary sales of limited partner interests in the KKR 2006 Fund and KKR Millennium Fund that were discussed last quarter and $20 million of net losses from the sale of opportunistic investments, offset by realized gains of $6 million from the partial sale of Rockwood Holdings and the final disposition of KSL Holdings — La Costa.

Net unrealized depreciation on investments and foreign currency transactions was $99 million for the second quarter. This net unrealized depreciation was primarily comprised of downward changes in the valuations of ProSieben, PagesJaunes, our Sun convertible notes, Aero Technical Support & Services, Legrand and Capmark.

These reductions were offset by increases in the valuations of Energy Future Holdings, our Orient convertible preferred stock and Nielsen. Please refer to the financial information in KPE’s second quarter 2008 earnings press release, as well as KPE’s second quarter financial report, both available on our website, for a more detailed description of this quarter’s valuation changes.

Year-to-date through June 30th, KPE’s decrease in net assets resulting from operations was $429 million and the total return for the six months ended June 30, 2008 was negative 8.6%. This compares to a return of negative 12.8% for the S&P 500 Index over the same time period.

Now I’ll discuss our schedule of investments. As of June 30th, the investment partnership’s portfolio of private equity investments, net of related financing and opportunistic investments, totaled $5.019 billion. These investments consisted of private equity fund investments of $1.667 billion in six KKR private equity funds, co-investments of $2.506 billion in 13 companies also held within these funds, negotiated equity investments of $502 million and opportunistic investments of $344 million.

The second quarter marked KPE’s inaugural investments in the KKR European Fund III with an incremental investment of $9 million in Northgate Information Solutions. After taking into account subsequent investment activity, the investment partnership would have remaining undrawn capital commitments to KKR’s investment funds of approximately $996 million as of July 25, 2008.

Moving to liquidity, as of July 25th, the investment partnership had drawn, on a pro forma basis, $508 million of its $1 billion five-year senior secured credit facility. This represented borrowings outstanding as of June 30, less the repayment of borrowings with a fair value of $90 million that occurred from July 1st to July 25, 2008. As of July 25th we had a pro forma cash balance of approximately $122 million, representing the cash balance as of June 30 less the aforementioned repayment of debt borrowings and the net proceeds of subsequent investment activity.

We believe that our sources of liquidity are sufficient to honor our commitments as and when they become due over a multi-year horizon. These sources include our current cash balance and revolver availability, as well as the potential to generate additional liquidity through targeted asset sales and increased use of leverage.

Thank you all for your attention. Now we would like to open up the call to questions. Please be considerate of everyone else on the call and ask one question at a time. You can then hopefully rejoin the line and ask more questions later on. Thank you in advance for your assistance with that. Amber, we can now open the line for questions.

QUESTION AND ANSWER

Operator

Thank you.

(OPERATOR INSTRUCTIONS)

Our first question will come from Michael Kim, Sandler O’Neill.

Michael Kim  - Sandler O’Neill & Partners - Analyst

Hey, guys, good morning. I know you guys kind of touched on this in your prepared remarks, but how should we be thinking about the timing of the transaction in terms of balancing the desire to support KPE’s NAV on the one hand, and then going public at a time when the current market environment is certainly less than ideal?

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Okay Scott, why don’t you take that?

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Sure. Good morning, Michael. I think a couple things to think about as we work through this. First, with respect to the timing, we’re focused on the very long term. Obviously, as we said, no cash is changing hands in the transaction. And what we really set out to do here was to try to structure a transaction that provided KPE unitholders with a reward for the time that they’ve spent in the stock and give them upside on the future of the combined company.

So we looked at the very long term when considering when to do this. Our perspective is that there’s lots of opportunities to grow our firm over time. And we tried to structure a transaction that allowed KPE unitholders access to everything that we’re doing at KKR and then obviously continue to have exposure to the existing KPE portfolio, but also have access to what we’re doing more broadly within KKR.

So as we talked about, the focus here is making sure that we get increased liquidity for the KPE unitholders, get them a dividend on their stock and obviously our asset management business does pay a meaningful dividend, and to try to do that in a transaction that would provide the KPE unitholders with upside up to NAV. And that’s why we structured the CVI the way we did such that we are providing protection to the extent that the shares trade below the $22.25 NAV as of June 30th.

So the way we looked at it is, given that nobody’s taking any cash off the table, there’s a big opportunity here to invest for the future together. And we think that this structure will allow us to create value for KPE unitholders.

We have looked at this, I think, differently than others. Our perspective is that the market, while it is a bit beaten up, does provide an opportunity. And the opportunity is from this level we feel highly confident that we can create value for all of our shareholders. You know some of the other transactions that have been pursued historically have been done at times where the markets were much more optimistic.

Our perspective is that by doing something today and providing everybody with upside from here, given our confidence and our ability to grow our business, we think this is actually a very good time to provide shareholders with an opportunity to own part of KKR. And we have quite a bit of confidence that we can perform for you.

Michael Kim  - Sandler O’Neill & Partners - Analyst

Okay that’s helpful. I’ll jump back in queue, thanks.

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Thanks, Michael.

Operator

(OPERATOR INSTRUCTIONS)

We’ll now take a question or comment from Jim Ballan, J.P. Morgan.

Jim Ballan  - J.P. Morgan - Analyst

Thanks a lot. Did you consider a similar transaction for KFN? Obviously KFN shares are trading at a pretty significant discount to NAV as well, was this something that you’ve thought about? Or what can you say about that?

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

No this is the only thing that had any real legs that we focused on. And we think this is absolutely the right thing for KKR.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

And just to add to that, Jim, I think a couple of considerations. Obviously two of the driving reasons for this, from our standpoint, where KPE is obviously on Euronext, one of the attractions here is to get the combined company traded on the New York Stock Exchange. KFN is already traded on the New York Stock Exchange.

Another driving consideration is that we obviously wanted to get a dividend to the KPE unitholders. KFN is already paying a pretty meaningful cash dividend, so the focus has really been more on KPE. We don’t currently contemplate doing anything with KFN at this time.

Jim Ballan  - J.P. Morgan - Analyst

Great. Thanks a lot, gentlemen.

Operator

Moving on to our next question is Jamie Seaton, SVG Capital.

Jamie Seaton  - SVG Capital - Analyst

Hi there. Can I just ask, in terms of the decision to invest as a policy holder of KPE, I suppose one of the things that I’ve got certainty over is the NAV. To invest in the new structure has an uncertainty and, to me, a distinct investment decision. So shouldn’t policy holders be offered NAV as the starting point? Thank you.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Thanks for the question. The way that we looked at it is that what we’re providing here is the opportunity to get NAV, we believe, and that’s why we’ve structured the insurance policy that we have in the form of the CVI. Today, you’re correct, the unitholders of KPE own access to the underlying NAV of KPE.

We need to keep in mind that NAV and its growth is highly correlated with the asset management earnings of KKR. So what we think we’re really providing you is opportunity to get upside, liquidity in the stock over time, a dividend and still protecting you for that NAV per share in a stock that, unfortunately, today is trading at a meaningful discount to NAV.

The other thing that we’ve done here which is a bit different is, as you know, today KPE’s unitholders own non-voting units. We have voluntarily agreed to give the unit holders a vote such that, if a majority of the shares vote in favor of the transaction, that we’ll move forward. So we think we are also, in addition to giving you the protection of getting the upside of NAV by virtue of the transaction and the insurance policy, we’re also letting you vote on it. So we’re providing that opportunity as well.

We think that we’ve appropriately balanced the interest here between the meaningful premium up front, plus the CVI, plus the vote. And we think that it is highly attractive relative to the current situation and what should be, we believe, a relative analysis.

Jamie Seaton  - SVG Capital - Analyst

Okay, thank you.

Operator

We’ll now hear a follow up from Michael Kim, Sandler O’Neill.

Michael Kim  - Sandler O’Neill & Partners - Analyst

Hey guys, good morning again. Just maybe in terms of your assumptions in terms of valuation, can you just walk me through what kind of market or economic back drop you’re assuming in coming up with the 17.5% return on invested capital? And then how should we think about the level of sensitivity of that number going forward, assuming the markets either lag or exceed your projections?

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Sure. Sure. The first part of your question around the economic back drop, I think what we’ve done is to basically say that we’re expecting a normalized environment. You know the economic net income would be, at this 17.5% return, about $1.2 billion.

Normalized is hard to describe. I think we could all agree right now the world is not normalized. However, if you look at our historical returns over the last 32 years, we’ve managed to generate a very consistent return profile. Our highest returning fund’s been 48%, our lowest return has been 12%. And that 12% fund still returned two times invested capital for our investors.

So we think over the very long term we’ll be able to continue to perform, but an economic back drop I think we would say would be relatively normalized. It doesn’t mean that it’s an expansionary period nor a recessionary period, to us it’s just a more normalized economic environment.

We believe that we’ve built some cushion in here. Obviously our historical returns have been 26%, we’ve run numbers in the materials we’ve sent out that show 15% to 20% and focused to you 17.5% in this presentation. But we think that the economic environment over the long term would be consistent with our ability to generate returns in that range.

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Okay, great, thanks.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Thanks.

Operator

(OPERATOR INSTRUCTIONS)

Kate Becher  - KKR Private Equity Investors - IR Manager

Operator, if no one has any other questions we can turn the call back over to Henry Kravis.

Operator

We do have two questions remaining. We’ll take one from Sanjay Sakhrani, Keefe, Bruyette & Woods.

Sanjay Sakhrani  - Keefe, Bruyette & Woods - Analyst

Hi, good morning. You know we usually get a lot more detail on earnings calls but I know there’s lot of controversy around the ‘06/’07 vintages. Perhaps you could talk about some of the more underperforming names in the investment portfolio and kind of what’s being done there. And then also talk about some of the better performing end. Thanks.

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Okay, Paul Raether, our partner who is responsible for our Portfolio Management Committee will answer that.

Paul Raether  - Kohlberg Kravis Roberts & Co. L.P. - Member

Sanjay, I think you know the two underperformers, if you will, in the KPE portfolio today are ProSieben, our media and television company in Germany, and NXP, our semiconductor business in the Netherlands. We wrote down ProSieben significantly at June 30th to reflect operating difficulties at the company, as well as lower multiples around the globe relative to media and broadcasting companies.

We’re working very hard, as you would imagine, at ProSieben to turn that business around. The CEO has resigned from the business. We and our partner Permira are actively engaged, we have a new CFO at the company and we’ve hired a new Sales Director at the company. So we think we’re making progress in a difficult market as the German economy continues to soften.

In NXP, you know that we have announced the joint venture whereby we will be moving one of our under-performing businesses into a joint venture with STMicro where we will receive $1.55 billion in cash and will have a 20% interest in that JV. That JV is expected to close momentarily, probably next week.

We’ve told people consistently that we have two under-performing businesses in NXP, this is one of the businesses. So we’ll still have one under-performing business there. So we have a lot of work to still do in NXP.

On the other side of the equation, EFH, formerly TXU, our utility business based in Texas, is doing extremely well and we’ve written that investment up from one times cost to 1.4 times cost. And we closed that transaction in November of last year. We also wrote Nielsen up, not significantly at June 30th, but performance in that company continues to do very well.

We have a number of other companies that are continuing to perform on plan and we’re working very hard with that portfolio. We’d be happy to spend more time with you offline to go through those names line by line. Scott?

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Sanjay, it’s Scott, I think a couple other things to mention. We don’t really focus on vintage years. We’re obviously focused on improving the value of our companies. And we talked a little bit about the stability in our investments, but I think it’s important to reflect on that the firm’s been in existence for 32 years. If you actually just focus on the vintage years, the investments that we’ve made in 31 of those 32 vintage years have generated positive returns. And the one year that it didn’t was the year that an investment was made in RJR.

So if you focus on that over the very long term, we agree with you there is a lot of attention paid to vintage, but we think what we do is different. We’re focused on investing in companies we can make better and grow over the long term. And the proof is in the results, 31 of 32 years we’ve managed to do that.

Paul Raether  - Kohlberg Kravis Roberts & Co. L.P. - Member

I think Scott makes a very good point, Sanjay. I mean we don’t focus on vintage at all. We focus on the fact that we have 46 investments in the portfolio. We watch and monitor each one of those companies on a monthly basis. Companies that are obviously not performing up to plan get significantly more attention in that portfolio, but we’re focused across the portfolio on a regular basis.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

And one incremental thing, Sanjay, obviously through this transaction the KPE unitholders are further diversifying their exposures. Obviously they’re not exposed to everything KKR has done and still has in the portfolio, so it’s diversifying across vintage years, and also getting a much diversified stream of income across all our different asset management businesses.

Sanjay Sakhrani  - Keefe, Bruyette & Woods - Analyst

Fair enough. Good color, thank you very much.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Thank you.

Operator

And we’ll now hear from Robert Lee, KBW.

Robert Lee  - Keefe, Bruyette & Woods - Analyst

Yes good morning, I guess it’s a tag team between the two of us. I have just a quick question I want to clarify to make sure I understand. The $700 million of fees that you’re using in the illustration, that does not include fees from what’s committed but uninvested capital of that $16 billion? Do I understand that correctly?

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Actually the way that the math works, Robert, we get paid once a commitment is made. So the point that we were trying to get across is the $700 million, it does include management fees from committed capital. However the earnings of the firm from a carry standpoint assume no earnings from that $16 billion that’s committed but not yet invested. So think of it as being in the fee number but not in the carry number.

William Janetschek  - Kohlberg Kravis Roberts & Co. L.P. - CFO

It’s in the $700 million but it isn’t included at all in the carry that we would be able to take on that $16 billion. That has yet to be invested.

Robert Lee  - Keefe, Bruyette & Woods - Analyst

I see. So the carry that you assumed is only on the 24?

Scott Nuttall  - Kohlberg Kravis Roberts & Co. L.P. - Member

Correct.

William Janetschek  - Kohlberg Kravis Roberts & Co. L.P. - CFO

Correct.

Robert Lee  - Keefe, Bruyette & Woods - Analyst

Okay thank you.

Operator

And there are no further questions. Mr. Kravis, I’ll turn it back over to you for any closing or additional remarks.

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Good. Thank you, Operator, and thank you everyone for your questions and for your participation. We firmly believe that this transaction is in the best interest of both KPE unitholders and KKR. The integration of KPE into KKR greatly improves our ability to build upon the strong private equity foundation we have constructed over the past three decades and becomes a truly global alternative asset manager.

This transaction also shows our underlying confidence in the U.S. economy, even as we face challenges. While the integration of KPE assets and the New York Stock Exchange listing alter the structure and orientation of KKR, these events do not alter in any way KKR’s core business model.

We will remain a premier, diversified, multi-product alternative asset manager with deep-rooted focus on making investments in leading franchise businesses, improving the operations of these businesses and generating long-term returns for our investors. Again, thank you all for your attention and your interest in KKR and KPE. Thank you, Operator.

Operator

Thank you. That does conclude today’s conference. We do appreciate your participation, everyone have a great day.

Henry Kravis  - KKR Private Equity Investors - Co-Chairman

Thank you.

Kate Becher  - KKR Private Equity Investors - IR Manager

Thank you.

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